DELPHX SERVICE CORP.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-52819

YEAR ENDED DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67379

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DelphX Services Corp

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

265 Davidson Avenue, Suite 210
(No. and Street)

Somerset	NJ	08873
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randy Stouber	732-239-0494	rstouber@cfopartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company
(Name – if individual, state last, first, and middle name)

100 E. Sybella Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randy Stouber, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DelphX Services Corp, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.




MARGARET FREEDMAN
My Comm. Expires
NOTARY
PUBLIC
March 27, 2027
NEW JERSEY

Margaret Freedman
Notary Public

Signature: Randy Stouber

Title: CCO/FinOp

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DelphX Service Corp.
December 31, 2022

Table of Contents



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of DelphX Service Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DelphX Service Corp. as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DelphX Service Corp. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DelphX Service Corp.'s management. Our responsibility is to express an opinion on DelphX Service Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DelphX Service Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of DelphX Service Corp.'s financial statements. The supplemental information is the responsibility of DelphX Service Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as DelphX Service Corp.'s auditor since 2022.

Maitland, Florida

March 28, 2023

DelphX Service Corp.
Statement of Financial Condition
December 31, 2022

ASSETS		
Cash and cash equivalents	$	37,409
Prepaid expenses and other assets		798
Total Assets	$	38,207
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	13,310
Due to DelphX Corp.		3,928
Total Liabilities	$	17,238
Stockholder's Equity		
Common stock, no par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		133,566
Accumulated deficit		(113,597)
Total Stockholder's Equity		20,969
Total Liabilities and Stockholder's Equity	$	38,207

The accompanying notes are an integral part of the Financial Statements.

DelphX Service Corp.
Statement of Operations
Year Ended December 31, 2022

REVENUES	
Other income	$ -
Total Revenues	-
EXPENSES	
Professional fees	107,490
Regulatory fees	8,544
Office expenses	3,779
Other expenses	625
Total Expenses	120,438
Net Loss	$ (120,438)

The accompanying notes are an integral part of the Financial Statements.

DelphX Service Corp.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2022

	Total Stockholder's Equity
Balance, January 1, 2022	$ 7,841
Contributions by stockholder	133,566
Net Loss	(120,438)
Balance, December 31, 2022	$ 20,969

The accompanying notes are an integral part of the Financial Statements.

DelphX Service Corp.
Statement of Cash Flows
Year Ended December 31, 2022

Cash Flows from Operating Activities:		
Net loss	$	(120,438)
Adjustments to reconcile net loss to cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and other assets		45
Accounts payable and accrued expenses		15,889
Net cash used in operating activities		(104,504)
Cash flows from financing activities		
Capital contributions		133,566
Net cash provided by financing activities		133,566
Net increase in cash and cash equivalents		29,062
Cash and cash equivalents, beginning of year		9,145
Cash and cash equivalents, end of year	$	38,207
Supplemental Disclosure:		
Cash paid for interest	$	-
Cash paid for taxes	$	-

The accompanying notes are an integral part of the Financial Statements.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business - DelphX Services Corporation (the "Company") was incorporated in the State of Delaware on February 2, 2006. The Company is dedicated to engaging in the business of placement agent and referring to other unrelated broker/dealer firms certain institutional customers of the Company's proprietary structured products. The Company will receive transaction-based placement agent and referral fees from those institutional customers and unrelated broker/dealers.

The Company has never had customers. The Company does not, and will not in the future, hold any customer funds or securities. However, as the Company will receive revenue that is both direct and indirectly related to securities transactions, it is, and must remain a member in good standing of the Financial Industry Regulatory Authority (FINRA).

Inherent in the Company's business are various risks and uncertainties , including the Company's limited operating history and the need for continued sources of financing to fund the Company's operations. The Company's success depends on the ability of it and DelphX to acquire adequate financing and the Company's ability to generate the revenues described above.

Cash and Cash Equivalents - All highly liquid investments with a maturity date of three months or less when purchased are considered to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company, as a result of a Stock Ownership Transfer, has elected to be included with its parent company, DelphX, for U.S. Corporation Income Tax reporting for tax year 2022. Due to the Company's S Corporation status, there is no provision or liability for federal and state income taxes included in these financial statements.

The company follows provisions of uncertain tax positions and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

There were no uncertain tax positions identified that would have a material effect on the financial statements for the year ended December 31, 2022. Tax periods that are open to examination by the IRS include years 2018 through 2021, although no such examinations were known to exist as of the report date.

The company's tax returns are subject to examination, generally for a period of three years after the respective filing dates for those returns.

2. Stock Transfer Agreement

The Company entered into a Stock Transfer Agreement effective November 27, 2017 between the Company's sole shareholder (Seller) and DelphX (Purchaser) whereby the Company transferred its 1,000 shares to DelphX for the purchase price of $1.00 (One dollar).

3. **Related Party Transactions**

   The Company and DelphX, its parent company, are parties to an expense sharing and administrative services agreement. That agreement provides for DelphX to pay all expenses of the Company with the exception of annual assessments, dues and subscriptions, securities - related commissions and fees to third parties, federal and state corporate taxes (other than income taxes) and SRO initial and annual licensing and registration fees, which are to be paid for by the Company. Pursuant to the agreement, the Company has no obligation to repay DelphX, or any related affiliate, for any expense paid by DelphX on behalf of the Company. Should this agreement be amended, terminated or replaced by any other understanding between the parties, the Company is required to promptly notify FINRA of such event. There was no allocation of expenses for the year ended December 31, 2022.

   On occasion, the Company and its Member transact certain advances and/or repayments relative to its operations. The Company had made no advances as of December 31, 2022.

4. **Changes in Liabilities Subordinated to Claims of General Creditors**

   As of December 31, 2022, the Company had no liabilities subordinated to claims of general creditors.

5. **Commitments & Contingencies**

   The Company had no commitments or contingencies pending as of year-end December 31, 2022.

6. **Minimum Net Capital**

   The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The Company qualifies as an "other broker or dealer" under SEC Rule 15c3-1(a)(2)(vi) and therefore, is required to maintain minimum net capital of $5,000. Net capital as of December 31, 2022 was $20,171, which was $15,171 in excess of its required minimum net capital of $5,000 and the Company's ratio of aggregate indebtedness to net capital was 0.85:1.

7. **Company Conditions**

   The Company has a loss of $120,438 for the year ending December 31, 2022 and has received capital contributions from its owner for working capital. The Company's owner has represented that they intend to continue making capital contributions, as needed, to ensure the company's continuing operations. The owner has the financial wherewithal to continue contributing, as required.

   Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the company ceases to continue as a going concern.

8. **Subsequent Events**

   Management has evaluated subsequent events through the date on which these financial statements were issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF December 31, 2022

DelphX Service Corp.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2022

Computation of net capital	
Total stockholder's equity	$ 20,969
Deductions and/or charges:	
Non-allowed assets	(798)
Net capital	20,171
Computation of aggregate indebtedness	
Accounts payable and accrued expenses	13,310
Other liabilities	3,928
Aggregate indebtedness	17,238
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	1,149
Minimum dollar requirement	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	5,000
Excess net capital	$ 15,171
Ratio: Aggregate indebtedness to net capital	0.85 to 1

There are no material adjustments between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5, as of December 31, 2022, which was filed on January 23, 2023.

See report of independent registered public accounting firm.

DelphX Service Corp.
Schedule II
Computation for Determination of Reserve Requirements and Information
Related to Possession and Control Requirements
Under Rule 5c3-3 of the Securities and Exchange Commission
As of December 31, 2022

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

See report of independent registered public accounting firm.



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of DelphX Service Corp.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) DelphX Service Corp. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing referral services to other FINRA members, for which securities based compensation is received from those other firms. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DelphX Service Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DelphX Service Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 28, 2023

DelphX Services Corporation

Exemption Report

DelphX Services Corporation (the "Company") is a registered broker-dealer subject to Rule l7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing referral services to other FINRA members, for which securities based compensation is received from those other firms and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DelphX Services Corporation

I, Randy Stouber swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Randy Stouber

Title: CEO

March 29, 2023